UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Bulletin Board

Operations Update

Arlington, VA – September 22, 2006: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
The following is a brief update of operations as at 22 September 2006.

RedbackTM Weapon System
The component parts of RedbackTM are coming together well. Testing to date has resulted in positive outcomes and the overall development schedule is running according to plan at this time. .
Consortium members are currently focused on refining and building system components in preparation for further test-firings and system trials with the objective of having the prototype system operationally ready by the end of
2007 as planned.

Munitions Development
The Engineering Team has successfully tested an updated version of the Metal
Storm munitions tail component that enables the attachment of off the shelf high explosive munitions. This was developed so that conventional warheads could be loaded and fired in stacked configuration for use in Metal Storm weapons. The updated tail solved some design issues highlighted by earlier trials. A preliminary batch of the latest design rounds were built and fired successfully last week. These rounds will flow into the 3GL and RedbackTM development programs.

3GL
Design, development and testing of the 3GL is progressing very well.  A revised version of the three shot grenade launcher is currently being assembled. This model has been developed to include improvements to meet operational standards, including modifications for mounting on the M16 A4 rifle.
The engineering team has worked with plastics and moulding experts to develop a method to connect rounds as they are loaded so that the rounds will then stay in position until fired or unloaded. Metal Storms loading and unloading options now include multi-shot cartridges or individually re-loadable rounds which can be loaded or unloaded at any time.

Department Of Energy
Metal Storm has conducted a capability demonstration at the White Sands
Missile Test Range. The demonstration consisted of an array of Metal Storm barrels arranged to cover a 90 degree arc, discharging MK16 High Explosive
40mm grenades to saturate a target area from 30 to 50 meters. Submission of the final report is due by 30 September to complete the contract.

ONR/SPAWAR
Work is continuing with the next phase of the development effort which consists of integrating Metal Storm fire control hardware and software with the Navy’s Networked Remotely Operated Weapon System (NROWS).

U.S. Army Cooperative Research and Development Agreement (CRADA)
Metal Storm has received and Interim Hazard Classification (IHC) for its MK16
family of munitions and is continuing with the CRADA objective to integrate
Metal Storm Electronics Ballistics Technology with the HE433 High Explosive
Dual Purpose U.S. inventory round.

U.S.M.C. Mini Grenade Launcher
The effort to design and fabricate grenade launchers and 18mm fin stabilized high explosive projectiles for evaluation by the United States Marine Corps
Warfighting Lab, Ground Combat Element (GCE) Branch is currently underway

Dragonfly Pictures Inc.
Work on the preparations to demonstrate our 40mm technology from an aerial platform as apart of a subcontract with Dragonfly Pictures has been resumed following resolution of earlier issues with the contractor. As previously advised …..A live fire demonstration from the DP-5X Helicopter in autonomous flight is planned for later this month at the Warren Grove test range.

StarChase Pursuit Management System
StarChase LLC will be demonstrating its Pursuit Management System at the 113th
International Association of Chiefs of Police Law Enforcement and Technology
Exposition to be held in Boston, Massachusetts October 14-18, 2006. The Metal
Storm designed launcher, ballistics projectiles and electronics console will be featured on the Motorola Smart Car and in the StarChase booth.

U.S. Army Crowd Control
A Preliminary Design Review (PDR) will be held this month with representatives from the U.S. Army Weapon Systems & Technology Directorate Non Lethal &
Scaleable Effects Branch.   Metal Storm will be presenting preliminary designs
for the first of a family of less lethal munitions, as well as the results of a munitions survey and the Concept of Operations (CONOPS) for a Metal Storm
Crowd Control System.

AUSA Exhibition
Metal Storm will be exhibiting at the Association of the U.S. Army Exposition
(AUSA) Exposition on October 9-11 in Washington, DC. The exhibit will showcase our 40mm technology on the Remotec, Inc. Tactical Amphibious Ground Support
(TAGS) vehicle in the Northrop Grumman Corp. booth.

UAV Conference
Metal Storm will present a paper to the 6th Annual Conference on Armed UAVs,
Needs, Opportunities & Challenges.  The Conference, jointly sponsored by the
National Military Intelligence Association, the American Institute of
Engineers and the Naval Aviation Foundation will be held in Washington,
November 13-14, 2006.
Experts from the Office of the Secretary of Defense, Air Combat Command, US
Army UAV Program Office, TRADOC, NAVAIR, Air Armament Center, Naval Air
Warfare Center, Naval Surface Warfare Center and numerous Aerospace Defense companies will be represented at the conference and will make presentations covering Emerging UAV Needs and Requirements; The Future of Armed UAVs; Next
Generation Precision Strike Capabilities for UAVs; and the Latest Advancements
for Fire-and-Forget and Smart Weapons for UAVs.

New Advanced Engineering Facility
There has been steady progress on the new Brisbane development facility.
Incorporating a prototyping machine shop and an indoor firing range, the facility will allow for rapid refinement and testing of weapons and rounds.
It is expected that the engineering team will move into the new premises within a month.

Engineering Staff Appointments
We are continuing to ramp up our engineering resources in both our Brisbane and Arlington offices.
We are actively recruiting engineers from across Australia to fill roles in the new development facility in Brisbane. A number of excellent candidates have been selected for a second round of interviews next week.
In June, Mr. Ian Klemm joined the U.S. engineering team as a Mechanical
Engineer. Ian holds a B.S.M.E from the University of Wisconsin was previously a lead product engineer at Lockheed Martin’s Security and Engineering Programs
group.
In August, Mr. Sean Grape joined the U.S. engineering team as a mechanical engineer. Sean has over 16 years of experience and holds a Masters Degree in
Mechanical Engineering from the Rochester Institute of Technology. Previously at ITT Space Systems he worked as a test engineer working for Satellite
Optical Imaging systems.
Our most recent addition, Mr. Robert Koch joined our Arlington team in
September as an Electrical Engineer working on our fire control systems. Mr.
Koch holds a B.S.E.E. from the Rochester Institute of Technology and has over
5 years experience as a hardware design engineer.

Resignation of Chief Operating Officer
Metal Storms Chief Operating Officer, Ian Gillespie, will be leaving the company towards the end of October to take up a CEO role with a large public company in an unrelated industry. Ian has served the company with great distinction and skill during a very difficult time in the company's development. He leaves Metal Storm having been responsible for the design and delivery of the recent successful capital raising so the company is now in a strong position to prosper. The board wishes him every success in his new CEO role.

Terry O’Dwyer
Executive Chairman

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Australia
Ian Gillespie – Chief Operating Officer, Metal Storm Limited - Ph: +61 (0) 7
3221 9733
USA
Peter Faulkner - SVP US Operations, Metal Storm Inc. - Ph: +1 703 248 8218

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.  Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: September 25, 2006	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary